Mail Stop 0407

      							July 8, 2005

Via U.S. Mail and Fax
Mr. Eric G. Hutchinson
Chief Financial Officer
Spirent PLC
Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom

	RE:	Spirent PLC
		Form 20-F for the fiscal year ended December 31, 2004
		File No. 001-15206

Dear Mr. Hutchinson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Liquidity and Capital Resources, page 51

1. Refer to "free cash flow." Please provide the disclosures required under Item 10 of Regulation S-K. Per page 33, we understand that free cash flow is a "key measure of operating performance."

Contractual Obligations, page 52

2. Please present the required interest payments in the table.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. Please present the report of the other accountants under Rule
2-05
of Regulation S-X. We note the report of independent auditors on page F-102 includes the combined statements of operations from January 1, 2003 through April 4, 2003.

Consolidated Profit and Loss Account, page F-3
4. We note that your presentation of the line items, "Operating profit before goodwill and amortization and exceptional items" and "Headline Earnings per share." Please confirm to us that the presentation of this line item is either required or expressly permitted by the standard-setter that establishes United Kingdom GAAP. Please see question 28 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Please address this presentation accordingly throughout your filing.
Also, if these measures are considered non-GAAP, provide the disclosures required under Item 10 of Regulation S-K.

Note 11. Taxation, page F-41

5. We note you reversal of the deferred tax assets in 2002.
Please
tell us why this reversal is not a reconciling item in the US GAAP reconciliation and the basis for your conclusion.


Note 34. Differences between United Kingdom and United States
Generally Accepted Accounting Principles

a) Revenue Recognition, page F-79

6. Refer to adjustment (a). Please tell us the reasons for the change in the margins from 2003 to 2004.

Stockholders` Equity under US GAAP, page F-92

7. To help understand the changes in stockholders` equity under US GAAP, please include a roll forward of stockholders` equity under US
GAAP.

Discontinued Operation, page F-89

8. Please tell us why the disposals completed in 2003 and 2002 did not qualify for discontinued operations under US GAAP.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

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Mr. Eric G. Hutchinson
Spirent PLC
July 8, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE